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FORM 4                                                                                                       OMB APPROVAL
                                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549                        OMB Number: 3235-0287
/ / Check this box if no longer                                                                       Expires:  September 30, 1998
    subject to Section 16.  Form 4         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    or Form 5 obligations may                                                                         hours per response:  0.5
    continue.  See Instruction 1(b).


       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
           Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)


1.  Name and Address         2.  Issuer Name and                                   6.  Relationship of Reporting Person(s) to Issuer
    of Reporting Person          Ticker or Trading Symbol                                        (Check all applicable)
Wiederhorn, Andrew A.        Wilshire Real Estate                                    X Director                      10% Owner
                             Investment Inc. (WREI)                                  X Officer (give title below)    Other (specify
---------------------------------------------------------------------------------                                            below)
(Last)  (First)  (Middle)    3.  IRS or Social Security  4.  Statement for         Chairman, CEO, Secretary, Treasurer
                                 Number of Reporting         Month/Year
1310 SW 17th Street              Person (Voluntary)          February 2000
----------------------------                             ---------------------------------------------------------------------------
      (Street)                                           5.  If Amendment,         7.  Individual or Joint/Group Filing
Portland     OR     97201                                    Date of Original              (Check Applicable Line)
----------------------------                                (Month/Year)              X  Form filed by One Reporting Person
(City)   (State)     (Zip)                                                               Form filed by More than One Reporting
                                                                                                                        Person)
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                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security     2. Trans-     3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Ownership   7. Nature
   (Instr. 3)               action        action        or Disposed of (D)            Securities       Form:          of Indirect
                            Date          Code          (Instr. 3, 4 and 5)           Beneficiallly    Direct (D)     Beneficial
                                          (Instr. 8)                                  Owned at         or Indirect    Ownership
                                          ----------  -------------------------       End of Month     (I)
                            Month/                      Amount  (A) or  Price
                            Day/Year)   Code     V              (D)                   (Instr. 3 and 4) (Instr. 4)     (Instr. 4)
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Common Stock                2/18/00      P              30,000   A      $2.20             80,000           D
Common Stock                                                                             603,001           I           By spouse
Common Stock                                                                             100,000           I           By LP(1)
                                                                                                                       By minor
Common Stock                2/23/00      P                   4   A      $2.375            38,636           I           Children




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  Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                (Over)
  *  If the form is filed by more than one reporting person, See Instruction 4(b)(v).                                SEC 1474 (7-96)

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FORM 4 (continued)            TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)



1. Title of Deriva-  2. Conver-  3. Trans-  4. Transac-   5. Number of Deriv-       6. Date Exer-       7. Title and Amount of
   tive Security        sion or     action     tion Code     ative Securities Ac-      cisable and Ex-     Underlying
   (Instr. 3)           Exercise    Date       (Instr. 8)    quired (A) or Dis-        piration Date       Securities
                        Price of    (Month/                  posed of (D)              (Month/Day/         (Instr. 3 and 4)
                        Deriv-      Day/                     (Instr. 3, 4, and 5)      Year)
                        ative       Year)
                        Security
                                                                                     -----------------------------------------------
                                                                                       Date      Expira-           Amount or
                                              ----------------------------------       Exer-     tion      Title   Number of
                                              Code    V      (A)            (D)        cisable   Date              Shares
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                                                                                                           Common
Options                  $4.53     9/30/99      A     V      630,000                      (2)    9/30/09   Stock     630,000
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


          8. Price         9. Number            10.  Owner-             11.  Nature of
             of               of Deriv-              ship                    Indirect
             Deriv-           ative                  Form                    Beneficial
             ative            Secur-                 of De-                  direct
             Security         ities                  rivative                Beneficial
             (Instr. 5)       Bene-                  Secu-                   Ownership
                              ficially               rity:                   (Instr. 4)
                              Owned at               Direct (D)
                              End of                 or In-
                              Month                  direct (I)
                              (Instr. 4)             (Instr. 4)

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              $4.53            630,000                  D

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  Explanation of Responses:                                                          /s/ Andrew A. Wiederhorn         March 8, 2000
(1) These  securities are held by TTMM, LP, a partnership controlled by the      -----------------------------------  --------------
spouse of the reporting person.  The reporting person disclaims                  **Signature of Reporting Person               Date
beneficial ownership of these securities, and this report shall not be                  Andrew A. Wiederhorn
deemed an admission that the reporting person is the beneficial owner of said securities for purposes of Section 16 or for any other purpose
(2) Vest 1/4 per  year.
  ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
  Note:    File three copies of this Form, one of which must be manually signed.
           If space provided is insufficient, see Instruction 6 for procedure.
  Potential persons who are to respond to the collection of information contained in this form are not                       Page 2
  required to respond unless the form displays a currently valid OMB Number.                                         SEC 1474 (7-96)
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